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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                    FORM 8-A
                                 _____________

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                PREMIERE TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             Georgia                                      59-3074176
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     (State of Incorporation                  (IRS Employer Identification No.)
        or Organization)

       3399 Peachtree Road, N.E.
       The Lenox Building, Suite 600
       Atlanta, Georgia  30326                                        30326
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(Address of Principal Executive Offices)                           (Zip Code)

If this form relates to the registration     If this form relates to the
of a class of debt securities and is         registration of a class of debt
effective upon filing pursuant to General    securities and is to become
Instruction A(c)(1) please check the         effective simultaneously with the
following box.  [_]                          effectiveness of a concurrent
                                             registration statement under the
                                             Securities Act of 1933 pursuant to
                                             General Instruction A(c)(2) please
                                             check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                         Name of Each Exchange on Which
 to be so Registered                         Each Class is to be Registered
 -------------------                         ------------------------------

                                     None

Securities to be registered pursuant to Section 12(g) of the Act:

         Series C Junior Participating Preferred Stock Purchase Rights
         -------------------------------------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On June 23, 1998, the Board of Directors of Premiere Technologies, Inc. (the "Company") declared a distribution of one right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Stock"), to shareholders of record at the close of business on July 6, 1998 and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Separation Time. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share (a "Unit") of Series C Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of Sixty Dollars ($60) per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement between the Company and SunTrust Bank, Atlanta, as Rights Agent, dated as of June 23, 1998 (the "Rights Agreement").

      Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur upon the earlier of (i) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock, or (ii) ten business days (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in the person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. An Acquiring Person does not include (a) any person who is a beneficial owner of 15% or more of the Common Stock on June 23, 1998 (the date of adoption of the Rights Agreement), unless such person or group shall thereafter acquire beneficial ownership of additional Common Stock, (b) a person who acquires beneficial ownership of 15% or more of the Common Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the Common Stock, or (c) a person who is or becomes a beneficial owner of 15% or more of the Common Stock as a result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-In Date.

      Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 6, 1998 (including shares distributed from Treasury) will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the

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transfer of the Rights associated with the Common Stock represented by such certificate.

      The Rights are not exercisable until the Separation Time and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier terminated by the Company as described below.

      As soon as practicable after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs and, thereafter, the separate Rights Certificates alone will represent the Rights.

      If a Flip-In Date occurs ( i.e., the close of business ten business days following announcement by the Company that a person has become an Acquiring Person), and if the Company has not terminated the Rights as described below, then the Rights entitle the holders thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Right's exercise price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute therefor shares of Preferred Stock at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable. In the event there are not sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock to permit exercise in full of the Rights, the Company may substitute debt or equity securities, or other assets (or any combination of the above). In addition, at the option of the Board of Directors prior to the time that any person becomes the beneficial owner of more than 50% of the Common Stock, and rather than payment of the cash purchase price, each Right may be exchanged for one share of Common Stock if a Flip-In Date occurs. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

      Following the Flip-In Date, if the Company's Board of Directors is controlled by an Acquiring Person, the Company may not consolidate or merge with or enter into a share exchange where either the terms of the transaction relating to an Acquiring Person are not identical to the terms and arrangements relating to other holders of the Common Stock or an Acquiring Person is the person with whom the transaction occurs, or enter into a transaction where 50% or more of the Company's assets or assets generating 50% or more of the Company's operating income or cash flow is transferred in one or more transactions to any person, unless proper provision is made so that the Rights would entitle the holders thereof to acquire for the exercise price shares of the acquiring party having a value equal to twice the Right's exercise price.

      The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock

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dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

      At any time until the close of business on the Flip-In Date, the Board of Directors may terminate the Rights without any payment to the holders thereof. The Board of Directors may condition termination of the Rights upon the occurrence of a specified future time or event.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

      Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders.

      A total of 500,000 shares of Preferred Stock will be reserved for issuance upon exercise of the Rights.

      Each fractional share of Preferred Stock will receive dividends at a rate per whole share equal to any dividends (except dividends payable in Common Stock) paid with respect to the Common Stock and, on a quarterly basis, an amount per whole share equal to the excess of $1.00 over the aggregate dividends per whole share of this Series during the immediately preceding three-month period.

      In the event of liquidation, the holder of each fractional share of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per whole share or the per share amount paid in respect of a share of Common Stock.

      Each Unit of Preferred Stock will have one vote, voting together with the Common Stock.

      In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

      The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

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      Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

      The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by the directors since the Rights may be terminated by the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

      A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated June 23, 1998 and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

     1. Shareholder Protection Rights Agreement, dated as of June 23, 1998, between Premiere Technologies, Inc. and SunTrust Bank, Atlanta (which includes as Exhibit A thereto the Form of Rights Certificate), incorporated herein by reference to Exhibit 99.1 of the Form 8-K, dated June 23, 1998, of Premiere Technologies, Inc.

     2.  Press release dated June 23, 1998, incorporated herein by reference to
Exhibit 99.2 of the Form 8-K, dated June 23, 1998, of Premiere Technologies,
Inc.

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                                   SIGNATURES


   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       PREMIERE TECHNOLOGIES, INC.



Date:  June 24, 1998                   By:  /s/ Harvey A. Wagner
                                          --------------------------------
                                          Harvey A. Wagner
                                          Executive Vice President Finance
                                          and Administration and Chief
                                          Financial Officer

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